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                              May 29, 2024

       Paolo Tiramani
       Chief Executive Officer
       Boxabl Inc.
       5345 E.N. Belt Road
       North Las Vegas, NV 89115

                                                        Re: Boxabl Inc.
                                                            Amendment No. 2 and
No. 3 to Offering Statement on Form 1-A
                                                            Filed April 30,
2024 and May 3, 2024
                                                            File No. 024-12402

       Dear Paolo Tiramani:

                                                        We have reviewed your
amended offering statements and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 25, 2024 letter.

       Amended Offering Statement on Form 1-A

       Conversion Rights, page 65

   1. We note your response to comment 5 that you disagree that this offering constitutes an offering of the Company
  s Common Stock. Given the terms of Section 4.1 of Article
                                                        Fourth of your Fifth
Amended and Restated Articles of Incorporation, please provide us with a complete legal
analysis showing how you reached this conclusion. Please cite any authority on which you
rely.
       Ongoing Reporting and Supplements to this Offering Circular, page 69

   2. We note your revised disclosure in this section regarding information provided in your social media "as
additional means of disclosing public information to investors" and that it is possible that
certain information that the Company posts on its website, disseminated in press releases and on
social media could be deemed to be material information. We also note your statement
that    the Company encourages investors     to review the business
 Paolo Tiramani
Boxabl Inc.
May 29, 2024
Page 2
      and financial information that the Company posts on its website, disseminates in press
      releases and on the social media channels     as such information could
be deemed as
      material information.    Please reconcile this disclosure with your
statement that
      information on your website does not constitute part of the Offering Circular. We also note your disclosure that you may supplement the information in this Offering Circular by filing a supplement with the SEC. Please clarify if you intend to update your offering circular to include any new substantive information by supplement, post qualification amendment or otherwise, as applicable. Refer to Rule 253(g) of the Securities Act 1933.
      Also, tell us your consideration of the application of Rule 255(d) and
Exhibit 13 to Form
      1-A to these additional communications in your social media.
Signatures, page 72

3. Please revise to identify your principal accounting officer or the person signing in that capacity. See Instruction 1 to the Signatures section in Part III of Form 1-A.
       Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,
FirstName LastNamePaolo Tiramani
                                                             Division of
Corporation Finance
Comapany NameBoxabl Inc.
                                                             Office of Real
Estate & Construction
May 29, 2024 Page 2
cc:       Andrew Stephenson
FirstName LastName